UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genesis Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37182R102

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

10690 Wilshire Boulevard, Suite 1050, Los Angeles, CA 90024

(310) 331-8480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37182R102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Bristol Investment Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions) SC, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization Cayman Islands

	7	Sole Voting Power 399,873,215

	8	Shared Voting Power

	9	Sole Dispositive Power 399,873,215

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 399,873,215

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 29.07%

14	Type of Reporting Person (See Instructions) CO

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CUSIP No. 37182R102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Bristol Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions) SC, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power 2,340,000

	8	Shared Voting Power

	9	Sole Dispositive Power 2,340,000

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.17%

14	Type of Reporting Person (See Instructions) CO

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The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background

This statement is filed on behalf of all persons and entities and participants of Bristol Investment Fund, Ltd., a Cayman Islands exempted company with limited liability (“BIF”) and Bristol Capital, LLC, a Delaware limited liability company ("BC"). BIF and BC are collectively referred to herein as the “Reporting Persons.”   BIF is a privately held fund that invests primarily in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. The address of BIF’s registered office is Caledonian Trust (Cayman) Limited, 69 Dr. Roy’s Drive, George Town, Grand Cayman, Cayman Islands KY1-1102. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to BIF. Paul Kessler is manager of BCA and as such has voting and dispositive power over the securities held by BIF. BC is a privately held limited liability company that engages from time to time in investing in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. The address of BC's office is 10960 Wilshire Blvd., Suite 1050, Los Angeles, California 90024. Paul Kessler is the sole manager of BC and therefore has voting and dispositive power over the securities held by BC.   During the last five years neither the Reporting Persons nor Paul Kessler have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 399,873,215 Shares owned by Bristol Investment Fund, Ltd. as of the date of the filing of this Amendment No.1 is approximately $3,585,971 in cash. The 2,340,000 Shares owned by Bristol Capital, LLC ("BC") as of the filing of this Amendment No. 1 derive from warrants issued to BC for the equivalent number of shares pursuant to Consulting Agreements by and between the Issuer and BC, which were exchanged for the Shares pursuant to the terms of the Restructuring (as defined below).

Item 4 is hereby amended and restated as follows:

Item 4. Purpose of Transaction

The Issuer completed a restructuring transaction, resulting in a revised capital structure, as reported by the Issuer in its Form 8K filed on May 29, 2013 (the "Restructuring").  As a result of the Restructuring, Bristol Investment Fund, Ltd. ("BIF") exchanged all of its convertible notes and warrants for shares of common stock of the Issuer (the "Exchange Shares"), purchased new shares of common stock pursuant to a Stock Purchase Agreement (the "Investment Shares"), and received certain shares as a result of a re-pricing feature (the "Repricing Shares").  The number of shares currently held by BIF represents the sum of the shares held prior to the Restructuring, the Exchange Shares, the Investment Shares and Repricing Shares.  Prior to the Restructuring, Bristol Capital held warrants to purchase 2,340,000 shares of common stock of the Issuer.  As a result of the Restructuring, BC received 2,340,000 shares of common stock of the Issuer in exchange for its warrants.

Item 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the filing of this Amendment No. 1 to Schedule 13D, (i) Bristol Investment Fund, Ltd. owns 399,873,215 Shares, which represents approximately 29.07% of the Shares outstanding, and (ii) Bristol Capital, LLC owns 2,340,000 Shares, which represents approximately 0.17% of the Shares outstanding, based upon 1,375,321,552 Shares outstanding as of May 29, 2013, as disclosed by the Issuer.
(b)	Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF") and the manager of Bristol Capital, LLC ("BC"), has power to vote and dispose of the Shares owned by BIF and BC. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF. On May 24, 2013, Mr. Kessler was elected by the Issuer's stockholders to serve on the Issuer's Board of Directors.
(c)	Other than the Investment Shares acquired pursuant to the most recent Stock Purchase Agreement and Repricing Shares acquired in the Restructuring as described in Item 4 above, the Reporting Persons have not purchased or sold any shares of the Issuer's common stock during the last sixty days.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2013

BRISTOL INVESTMENT FUND, LTD.

By: /s/ Paul Kessler

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